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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guzman & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Ave
(No. and Street)

Coral Gables (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis G. Miller 305-374-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave, 18th FL (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis G. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guzman & Company, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA TERESA ANGEL
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG061859
Expires 1/11/2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Guzman & Company

We have audited the accompanying statement of financial condition of Guzman & Company (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Guzman & Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Guzman & Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 23, 2017

GUZMAN & COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,869,747
Cash segregated under regulatory requirements (Note 4)	61,440
Deposits with clearing organizations	500,000
Receivable from clearing organizations (Note 5)	419,955
Other receivables	38,895
Due from related parties (Note 3)	642,332
Securities owned at fair value (Note 6)	298,381
Prepaid expenses and deposits	65,602
Furniture, equipment and leasehold improvements, net	103,107
TOTAL ASSETS	$ 3,999,459
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to broker-dealers and clearing organizations (Note 5)	$ 26,494
Accounts payable and accrued expenses	413,228
	439,722
SUBORDINATED BORROWINGS (NOTE 9)	3,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 11)	
STOCKHOLDER'S EQUITY	
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$ 2,000
Additional paid-in capital	400,645
Retained earnings	157,092
	559,737
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,999,459

The accompanying notes are an integral part of this statement of financial condition.

1. ORGANIZATION

Guzman & Company (the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange, the Nasdaq Stock Market, Inc. and the National Futures Association. The Company is a wholly owned subsidiary of Guzman, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and participation in underwriting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Securities Owned, at Fair Value

Securities are valued at fair value.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2016. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statement.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events through February 23, 2017, which is the date the financial statements were issued.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Guzman Energy LLC ("Energy") in August 2015. Energy is related to the Company by virtue of common ownership. The Company agreed to provide for certain employee compensation, benefits, and other administrative services in exchange for a monthly fee to be paid by Energy to the Company. The agreement remains in effect for one year with the option to renew in successive one year periods. The agreement can also be cancelled by either party with a 5 day notice of cancellation. As of December 31, 2016, the Company had approximately $637,471 due from Energy.

The Company also paid various expenses on behalf of other related parties ("Affiliates"). The Affiliates are related to the Company by virtue of common ownership. The Company is reimbursed by the Affiliates for these expenses. As of December 31, 2016, the Company had approximately $4,861 due from Affiliates.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $61,440 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2016 were $419,955. Payables to broker-dealers and clearing organizations at December 31, 2016 were $26,494.

The Company clears its proprietary and customer transactions on a fully disclosed basis through Merrill Lynch Broadcort. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing organization, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2016, the aggregate required minimum level of capital under the clearing agreement was $250,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (continued)

- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Government agency bonds. Government agency bonds are valued without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities or on models using market information. Government agency bonds are classified within Level 2.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2016, for each fair value hierarchy level.

	December 31, 2016			
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS				
Securities owned:				
Corporate Stocks	$ 273,421	$ -	$ -	$ 273,421
Government agency bonds	-	24,960	-	24,960
Total	$ 273,421	$ 24,960	$ -	$ 298,381

Items Measured at Fair Value on a Non-Recurring Basis

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2016.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company's "Net Capital" was $2,704,379 which was $2,454,379 in excess of the "Required Net Capital" of $250,000. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

9. SUBORDINATED BORROWINGS

As of December 31, 2016, the Company has two subordinated loan agreements with its majority stockholder which total $3,000,000, bear interest at 5% per year and mature on June 14, 2017. The loan agreements renews automatically at the maturity date for an additional one year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$ 333,964
Leasehold Improvements	162,717
	496,681
Less accumulated depreciation and amortization	(393,574)
	$ 103,107

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is required to make rental payments under non-cancelable operating leases for office space through December 1, 2017.

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.